Free writing prospectus dated August 25, 2025
Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated August 22, 2025
Registration No. 333-288756

卓遠
ACCOLADE



INVESTOR PRESENTATION

August 2025

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Table of Contents

- Free Writing Prospectus Statement 03
- Forward-Looking Statements 05
- Offering Summary 06
- Company Overview 07
- Market Overview 12
- Financial Highlights 17
- Our Strategy 22
- Appendix 25
- Contacts 29

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares (“Shares”) of Acco Group Holdings Limited (“we”, the "Company", ”us” or “our”) and should be read together with the registration statement we filed with the U.S. Securities and Exchange Commission (the “SEC”) (the "Registration Statement") for the offering to which this communications relates and may be assessed through the following web link: https://www.sec.gov/Archives/edgar/data/2038378/000121390025072421/ea0214214-14.htm.

This presentation has been prepared by the Company solely for informational purposes. The information presented or contained in this presentation is subject to change without notice. None of the Company or any of its affiliates, advisers or representatives have any obligation to update any such information subsequent to the date hereof. This presentation should not be construed as legal, tax, investment or other advice.

The proposed offering of the Company’s securities to be made in the United States will be made solely on the basis of information contained in the prospectus included in the Registration Statement and when declared effective by the SEC. Any decision to purchase the Company’s securities in the proposed offering should be made solely on the basis of information contained in such prospectus.

This presentation does not constitute an offer to sell or an invitation to purchase any securities from our Company for sale in United States or anywhere else. No part of this presentation shall form basis for or be relied upon in connection with any contract or commitment whatsoever. This presentation does not contain all relevant information relating to the Company nor its securities particularly with respect to risks and special considerations involved with an investment within the Company. Any decision purchase Company’s securities should be based solely detailed information provided in the Registration Statement.

The Company currently reports financial results under U.S. GAAP. The preparation of the Company’s consolidated financial statements requires the Company to make estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, costs, and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Please refer to the Registration Statement where necessary for a description of our significant accounting policies.

Certain information contained herein are derived from a market research report by Marksman Services Group Limited (“Marksman”, and the report, the “Marksman Report”), an independent third party which the Company commissioned. This presentation also contains statistical data and estimates that we obtained from various government and private publications. Statistical data in these publications and the Marksman Report also include projections based on a number of assumptions. The corporate services industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on the Company’s business and the price of its securities. Furthermore, if any one or more of the assumptions underlying market data are later found to be incorrect, actual results may differ from projections based on these assumptions. The Company cannot guarantee the accuracy of such information and has not independently verified such information. The Company is not making any implied or express representation or warranty as to the accuracy or completeness of the information summarized herein. The Company expressly disclaims any and all liability which may be based on such information or errors therein or omissions.

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Free Writing Prospectus Statement

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirely for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at: http://www.sec.gov.

Alternatively, we or our underwriters will arrange to send you the prospectus if you contact either Revere Securities LLC, Craft Capital Management LLC, or our Company via the details below.

Revere Securities LLC

Tel: +1 (212) 688-2238
Email: contact@reveresecurities.com

Address:

560 Lexington Avenue, 16th Floor
New York, NY 10022, USA

Craft Capital Management LLC

Tel: (800) 550-8411 / (516) 833-1325
Email: info@craftcm.com

Address:

377 Oak St, Lower Concourse,
Garden City, NY 11530

Acco Group Holdings Limited

Tel: +852 3521 2888
Email: info@accogroups.com

Address:

Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen's Road Central, Hong Kong

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Forward-Looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words "may", "might", "will", "could", "would", "should", "expect", "intend", "plan", "goal", "objective", "anticipate", "believe", "estimate", "predict", "potential", "continue" and "ongoing" or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause results to differ from those discussed in the forward-looking statements include, but are not limited to, future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies; current and future economic and political conditions; expected changes in our revenues, costs, or expenditures; our expectations regarding demand for and market acceptance of our services; our expectations regarding our client base; our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate; competition in our industry; relevant government policies and regulations relating to our industry; our capital requirements and our ability to raise any additional financing which we may require; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; overall industry, economic and market performance; other assumptions described in this prospectus underlying or relating to any forward-looking statements.

You should refer to the section titled "Risk Factors" of the Registration Statement for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. None of the Company or any of its affiliates, advisers or representatives or the underwriters undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Offering Summary

Issuer	Acco Group Holdings Limited
Ticker	NASDAQ: ACCL
Pre-offering shares outstanding	12,500,000 ordinary shares
Securities offered	1,400,000 ordinary shares (1,610,000 if the underwriters exercise its over-allotment option in full)
Price range	$4 - $ 6 per Share
Gross proceeds	$7,000,000 (based upon an assumed initial public offering price of $5 per Ordinary Share, which is the midpoint of the proposed offering price range) (or approximately $8,050,000 assuming the underwriter exercise its over-allotment option in full)
Use of proceeds	(i) 30.0% for expanding our corporate service business (ii) 20.0% for incorporating generative AI features into our business modules (iii) 20.0% for building up our presence in the U.S. market and serving U.S.-based clients by setting up new branches and offices in the U.S. (iv) 10.0% for promoting and enhancing our brand globally (v) 20.0% for general working capital and corporate purposes
Underwriters	Revere Securities LLC and Craft Capital Management LLC

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

卓遠 ACCOLADE

COMPANY OVERVIEW



Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

It is our mission to empower businesses with excellent, technology-based corporate services. We and our Operating Subsidiaries strive to be the trusted partner of choice for enterprises of all scale, providing comprehensive resolutions that ensure compliance, enhance operational efficiency, and support business growth. We and our Operating Subsidiaries are dedicated to innovation, integrity and the continuous development of our team, enabling us to meet the evolving needs of Hong Kong, Singapore, and global business community.

Headquartered in Hong Kong and incorporated in the Cayman Islands, Acco Group Holdings Limited operates through its wholly owned subsidiaries — Accolade Corporate Services Limited ("ACSL") and Accolade Consultants Limited ("ACL") in Hong Kong, and Accolade IP (SG) Pte. Ltd. ("ASG") in Singapore (collectively referred to as the "Operating Subsidiaries"). We are a multi-disciplinary, IT-driven corporate service provider with a strong presence in Hong Kong and Singapore. Under the "Accolade" brand, we specialize in corporate secretarial and accounting services in Hong Kong and intellectual property ("IP") registration services in Singapore.

By leveraging advanced IT solutions, we deliver reliable, professional, compliance solutions that allow clients — from individuals to multinational corporations — to focus on growing their businesses.



Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

What We Do

Corporate Secretarial and Accounting services in Hong Kong

Corporate Secretarial Services

Designed to ensure that companies comply with local statutory and regulatory requirements

Broadly classified into the categories of company formation, maintenance of statutory records and annual compliance

Accounting Services

Tailored to the needs of businesses in Hong Kong, ensuring their compliance with local accounting standards and requirements

Encompass preparation of financial reports as well as tax computation and related filings

Assist consulting companies in liaising with and advising their clients on accounting matters where necessary

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

What We Do

IP registration services in Singapore

IP Registration Services

Help clients advance and protect their IPs

Consist of searches, applications and renewals of trademarks

Assist clients to formulate IP protection strategies on macro-level

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Renowned corporate brand

We and our Operating Subsidiaries have established a solid reputation as a reliable corporate service provider, trusted by a diverse clientele across various industries. Our commitment to excellence and client satisfaction has earned us and our Operating Subsidiaries a strong market position. Recently, in recognition of its service quality, ACSL has been conferred the title of Hong Kong Top Brand Mark (Top Mark) under a scheme jointly organized by the Hong Kong Brand Development Council and the Chinese Manufacturers' Association of Hong Kong. This award underscores our dedication to maintaining the highest standards of service and reinforces our leadership in the industry.



Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

卓遠
ACCOLADE

MARKET OVERVIEW



Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

The corporate services industry in Hong Kong and Singapore

Hong Kong and Singapore are two of Asia's most significant financial and business hubs, offering a conducive environment for companies seeking to establish a presence in the region. The corporate services industry in these cities plays a crucial role in supporting the formation, administration, and growth of businesses, ranging from start-ups to multinational corporations. This industry encompasses a wide array of services, including company formation, corporate secretarial services, accounting, tax advisory, IP registration and compliance management.

The corporate secretarial services market in Hong Kong, Singapore, and the broader Asia-Pacific region has shown significant growth due to increased demand for corporate governance and regulatory compliance. The market was valued at approximately US$1,846.94 million in 2023 and is projected to reach US$3,244.41 million by 2032, growing at a compound annual growth rate of 6.5%. The growth is expected to accelerate, with projections indicating the maintenance of the same or potentially higher growth amid ongoing pro-business initiatives in the coming years.

The Singaporean government's commitment to fostering innovation and creativity is evident through initiatives such as the Intellectual Property Office of Singapore ("IPOS"), which plays a pivotal role in shaping a conducive IP landscape. Furthermore, Singapore's robust infrastructure for IP-related services, including legal advisory, trademark registration, and IP valuation, has contributed to the growth of the corporate services sector. The country's focus on digital transformation and innovation also supports the increasing demand for IP services, as more businesses seek to protect their intangible assets in the digital economy.

Hong Kong

According to the Companies Registry of Hong Kong, in 2023, Hong Kong witnessed an influx of new business incorporations. The number of companies incorporated increased from approximately 99,400 in 2020 to approximately 132,000 in 2023, a testament to the city's enduring appeal as a dynamic and resilient business hub. The city's ability to attract and retain a diverse range of businesses is bolstered by its well-established infrastructure, access to a highly skilled workforce, and its status as a leading international finance and trade center.

Singapore

According to the IPOS, the number of filings increased from approximately 62,500 IP filings in 2017 to approximately 70,500 IP filings in 2023.

Source: Marksman

Market drivers and opportunities

Strategic location:
Hong Kong's strategic location as a gateway to China and its robust legal framework make it an attractive hub for corporate secretarial services. Similarly, Singapore's established infrastructure and focus on corporate governance drive demand, with both markets serving regional and multinational corporations.

Pro-business policies:
The supportive government policies in Hong Kong and Singapore, including low tax regimes and incentives for foreign investments, continue to attract businesses from around the world, thereby fueling the growth of the corporate services industry.

Economic growth and trade:
As regional economic growth and international trade activities expand, the need for corporate services in Hong Kong and Singapore is expected to rise. This is particularly true for sectors such as financial services, technology, and professional services, which are core pillars of the economies of both regions.

Growing importance of corporate governance:
With increasing scrutiny from regulators and stakeholders, businesses are prioritizing corporate governance. This trend is expected to drive demand for corporate secretarial services and governance advisory in both Hong Kong and Singapore.

Source: Marksman

Management Team



Yuen Yuk, HAU
(Chief Financial Officer, Chairman of the Board, and Director)

- Founder of Accolade Corporate Services Limited (ACSL), Accolade Consultants Limited (ACL), and Accolade IP (SG) Pte. Ltd. (ASG).
- Responsible for strategic planning, management, and oversight of operations.
- Holds ACA qualification from the Institute of Chartered Accountants in England and Wales and CPA from the Hong Kong Institute of Certified Public Accountants (both in 2009).
- Earned an executive MBA and a Bachelor's degree in Professional Accountancy from The Chinese University of Hong Kong (2016 and 2005, respectively).



Cheung Po, LUI
(Chief Executive Officer and Director)

- Joined ACSL in 2012 and Accolade IP in 2014 as chief operating officer.
- Responsible for leading the team to implement and optimize sales strategies to penetrate and expand market shares.
- Obtained a Certificate in IP Law and Practice from the Hong Kong Productivity Council and the Hong Kong Institute of Patent Attorneys in 2014.
- Holds a Bachelor’s degree in Accountancy and Management Information Systems from City University of Hong Kong (2004).

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Independent Directors

Wing Yip, SHUM (Independent Director Nominee)

- Over 15 years of experience in the financial industry.
- Currently serves as Director of Aurelius Corporate Finance Limited (since July 2025).
- Previously held senior positions at Grande Capital Limited, Dakin Capital Limited and Messis Capital Limited.
- Former senior accountant at Ernst & Young.
- Bachelor of Business Administration in Financial Services from The Hong Kong Polytechnic University.
- Member of the Hong Kong Institute of Certified Public Accountants since 2012.

Hiu Wah, LI (Independent Director Nominee)

- Brings over 15 years of experience in the accounting and financial industry.
- Independent Director of Skyline Builders Group Holding Limited (Nasdaq: SKBL).
- Held finance and management roles at Peterson Group Management Ltd., Informa Markets Asia Ltd., Fendi Asia Pacific Ltd., Under Armour Asia Ltd., Kering Eyewear APAC Ltd. and Jewelex HK Ltd.
- Member of the Hong Kong Institute of Certified Public Accountants.
- Bachelor’s degree in Professional Accounting from Hong Kong Metropolitan University.

Ho Chun, YEUNG (Independent Director Nominee)

- Over 9 years of experience in the finance industry.
- Currently a responsible officer (the “RO”) at SGI Capital Asset Management Limited.
- Previously held RO roles at Sunhigh Financial Holdings and Head & Shoulders Securities Limited.
- Holds a Master of Finance from the Hong Kong Polytechnic University and a Bachelor of Engineering from The Chinese University of Hong Kong.

卓遠 ACCOLADE

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS
YEAR ENDED JUNE 30

The growth was primarily driven by the performance in corporate secretary services and accounting services, the increase in the number of clients and the rise in average revenue per client.


Financial Performance For the Year Ended June 30
US$ millions
(Audited)
5
4.5
4
3.5
3
2.5
2
1.0
1
0.5
0
3.7
4.37
1.73
2.12
0.64
0.99
Revenue
Gross Profit
Net Income
30-Jun-23
30-Jun-24

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Our Revenue: A Deeper Look

Composition of our revenue for the year ended June 30, 2024

By Segment

Based on audited consolidated statements of operations for the year ended June 30, 2024


US$ 0.72 millions
US$ 2.68 millions
US$ 0.97 millions
Corporate secretarial services
Accounting services
IP registration services

By Geography

Based on audited consolidated statements of operations for the year ended June 30, 2024


US$ 0.72 millions
US$ 3.65 millions
Hong Kong
Singapore

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Results of Operations
6 Months Ended December 31

The growth was primarily driven by the performance in corporate secretary services and IP registration services, the increase in the number of clients and the rise in average revenue per client.


Financial Performance For the 6 Months Ended December 31
US$ millions
(Unaudited)
3
2.5
2
1.5
1
0.5
0
2.11
2.61
0.94
1.13
0.39
0.56
Revenue
Gross Profit
Net Income
31-Dec-23
31-Dec-24

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Our Revenue: A Deeper Look

Composition of our revenue for the 6 months ended December 31, 2024

By Segment

Based on unaudited consolidated statements of operations for the year ended December 31, 2024


US$ 0.57 millions
US$ 1.55 millions
US$ 0.49 millions
Corporate secretarial services
Accounting services
IP registration services

By Geography

Based on unaudited consolidated statements of operations for the year ended December 31, 2024


US$ 0.57 millions
US$ 2.04 millions
Hong Kong
Singapore

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

卓遠 ACCOLADE

OUR STRATEGY

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Growth Strategies

Our principal business objective is to further expand the market shares in Hong Kong and Singapore, and explore new business opportunities in the global corporate service markets, in particular the U.S. and Southeast Asia. We intend to achieve our plan by adopting the following strategies:

- **Expand our corporate service business**
- **Incorporate generative AI features into our business modules**
- **Build up our presence in the U.S. market and serve U.S.-based clients**
- **To promote and enhance our brand globally**

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Use of Proceeds

Raising approximately $5.17 million to fuel our growth


General working capital and corporate purposes
($1.03 million or 20.0%)
Promoting and enhancing our brand globally
($0.53 million or 10.0%)
Building up our presence in the U.S. market
and serving U.S.-based clients
($1.03 million or 20.0%)
Expanding corporate service business
($1.55 million or 30.0%)
Incorporating generative AI features
into business modules
($1.03 million or 20.0%)

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

卓遠
ACCOLADE

APPENDIX

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated entities, as of the date of this prospectus and upon completion of this offering, assuming no exercise of the over-allotment option:


Star Blessings Limited
British Virgin Islands
Mr. Cheung Po LUI
Other Existing < 5% Shareholders (1)
Public Shareholders
Pre-offering:
83.10% Ordinary Shares
Post-offering:
74.73% Ordinary Shares
Pre-offering:
5.00% Ordinary Shares
Post-offering:
4.50% Ordinary Shares
Pre-offering:
11.90% Ordinary Shares
Post-offering:
10.70% Ordinary Shares
Pre-offering:
0% Ordinary Shares
Post-offering:
10.07% Ordinary Shares
Acco Group Holdings Limited
Cayman Islands
100%
Starry Prospect Limited
British Virgin Islands
100%
100%
100%
Accolade Corporate Services Limited
Hong Kong
Accolade Consultants Limited
Hong Kong
Accolade IP (SG) Pte. Ltd.
Singapore

(1) As of the date of the prospectus, there are 3 (three) shareholders of record that have shareholding less than 5%

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Summarized financial statements (Year Ended June 30)

($)	Year Ended June 30, 2024 (Audited)	Year Ended June 30, 2023 (Audited)	YoY (%)
Revenue	4,368,509	3,703,738	17.9%
Cost of revenue	(2,251,688)	(1,969,822)	14.3%
Gross profit	2,116,821	1,733,916	22.1%
Operating expenses			
Selling and marketing expenses	(537,871)	(541,645)	(0.7)%
General and administrative expenses	(522,456)	(710,055)	(26.4)%
Total operating expenses	(1,060,327)	(1,251,700)	(15.3)%
Operating income	1,056,494	482,216	119.0%
Other income, net	63,568	209,983	(69.7)%
Income before taxes	1,120,062	692,199	61.8%
Provision for income taxes	(127,232)	(50,345)	152.7%
Net income	992,830	641,854	54.7%

($)	Year Ended June 30, 2024 (Audited)	Year Ended June 30, 2023 (Audited)
Total assets	2,675,872	3,623,035
Total liabilities	(1,527,407)	(1,511,688)
Total shareholders' equity	1,148,465	2,111,347

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*

Summarized financial statements (6 Months Ended December 31)

($)	6 Months Ended December 31, 2024 (Unaudited)	6 Months Ended December 31, 2023 (Unaudited)	YoY (%)
Revenue	2,612,597	2,107,048	24.0%
Cost of revenue	(1,485,218)	(1,163,709)	27.6%
Gross profit	1,127,379	943,339	19.5%
Operating expenses			
Selling and marketing expenses	(214,904)	(242,271)	(11.3)%
General and administrative expenses	(332,498)	(303,405)	9.6%
Total operating expenses	(547,402)	(545,676)	0.3%
Operating income	579,977	397,663	45.8%
Other income, net	35,788	21,404	67.2%
Income before taxes	615,765	419,067	46.9%
Provision for income taxes	(54,448)	(33,124)	64.4%
Net income	561,317	385,943	45.4%

($)	As of December 31, 2024 (Unaudited)	As of December 31, 2024 (Unaudited)
Total assets	3,196,988	2,675,872
Total liabilities	(1,488,440)	(1,527,407)
Total shareholders' equity	1,708,548	1,148,465

Contacts

Revere Securities LLC

Tel: +1 (212) 688-2238
Email: contact@reveresecurities.com

Address:

560 Lexington Avenue, 16th Floor
New York, NY 10022, USA

Craft Capital Management LLC

Tel: (800) 550-8411 / (516) 833-1325
Email: info@craftcm.com

Address:

377 Oak St, Lower Concourse,
Garden City, NY 11530

Acco Group Holdings Limited

Tel: +852 3521 2888
Email: info@accogroups.com

Address:

Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen's Road Central, Hong Kong

Note: *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid and there is a risk of loss.*